PRICING SUPPLEMENT (To Prospectus dated March 1, 2012 and Prospectus Supplement dated March 2, 2012)	This filing is made pursuant to Rule 424(b)(5) under the Securities Act of 1933 in connection with Registration No. 333-179826.
$1,500,000,000

$750,000,000 0.800% Medium-Term Notes, Series B, due May 17, 2016
$750,000,000 Floating Rate Medium-Term Notes, Series B, due May 17, 2016

We are offering $750,000,000 aggregate principal amount of 0.800% Medium-Term Notes, Series B due May 17, 2016 (the “ 2016 Notes”) and $750,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series B due May 17, 2016 (the “2016 Floating Rate Notes,” and together with the 2016 Notes, the “Notes”). The Notes will be our general unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the 2016 Notes on May 17 and November 17 of each year and on the maturity date. We will pay interest on the 2016 Floating Rate Notes on February 17, May 17, August 17 and November 17 of each year and on the maturity date. The first such payment on the 2016 Notes will be on November 17, 2013 and the first such payment on the 2016 Floating Rate Notes will be on August 17, 2013.

The Notes will not be redeemable before their maturity.

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” on page S-1 of the Prospectus Supplement.

	2016 Notes		2016 Floating Rate Notes
	Per Note	Total	Per Note	Total
Public offering price(1)	99.959%	$749,692,500	100.000%	$750,000,000
Underwriting discount	0.225%	$1,687,500	0.225%	$1,687,500
Proceeds, before expenses, to the Company	99.734%	$748,005,000	99.775%	$748,312,500
____________________
(1) Plus accrued interest, if any, from May 17, 2013, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about May 17, 2013.

Joint Book-Running Managers
BNP PARIBAS	Citigroup	J.P. Morgan	RBS
Co-Managers
Apto Partners, LLC
Mitsubishi UFJ Securities
Mizuho Securities
Siebert Capital Markets
SMBC Nikko

The date of this pricing supplement is May 14,  2013.

We have not authorized any person to provide you any information other than that contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus. We take no responsibility for, and can provide no assurance as to, any other information that others may give you. We are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this pricing supplement or the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement.

In this pricing supplement, the “Company,” “TMCC,” “we,” “us” and “our” refer specifically to Toyota Motor Credit Corporation. TMCC is the issuer of all of the notes offered under this pricing supplement.  Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the prospectus supplement shall have the meanings assigned to them in the prospectus supplement.

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes the Notes being offered;
•	the accompanying prospectus supplement which describes the Company’s Medium-Term Notes, Series B; and
•	the accompanying prospectus which describes generally the debt securities of the Company.

This description supplements the description of the general terms and provisions of the debt securities found in the accompanying prospectus and the Company’s Medium-Term Notes, Series B described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured general obligations,
•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding,
•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series B previously issued or issued in the future,
•	will not be redeemable before their maturity,
•	will not be subject to mandatory redemption or repayment at your option,
•	will be denominated in U.S. dollars, and
•	will be issued in minimum denominations of $2,000 and integral multiples of $1,000 above that amount.

The 2016 Notes:

The following description is a summary of certain provisions of the 2016 Notes:

Principal Amount: $750,000,000

Trade Date: May 14, 2013

Original Issue Date: May 17, 2013

Stated Maturity Date: May 17, 2016

Interest: 0.800% per annum from May 17, 2013

Interest Payment Dates: Each May 17 and November 17, and on the Stated Maturity Date, beginning November 17, 2013

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

CUSIP / ISIN: 89236TAL9 / US89236TAL98

The 2016  Floating Rate Notes:

The following description is a summary of certain provisions of the 2016 Floating Rate Notes:

Principal Amount: $750,000,000

Trade Date: May 14,  2013

Original Issue Date: May 17,  2013

Stated Maturity Date: May 17, 2016

Interest Calculation: Regular Floating Rate Note

Interest Rate Basis: LIBOR

Designated LIBOR Page: Reuters

Index Maturity: 3 month

Initial Interest Rate: The initial interest rate will be based on 3 month LIBOR determined on May 15, 2013 plus the Floating Rate Spread, accruing from May 17, 2013

Initial Interest Reset Date: May 17, 2013

Interest Reset Dates: Each Interest Payment Date

Interest Reset Period: Quarterly

Interest Determination Date: The second London Banking Day preceding each Interest Reset Date.

Interest Payment Dates: Each February 17, May 17, August 17 and November 17, commencing on August 17, 2013, and on the Stated Maturity Date

Floating Rate Spread: +0.29%

Index Currency: U.S. Dollars

Day Count Convention: Actual/360

Business Day Convention: Modified Following, adjusted

Calculation Agent:  Deutsche Bank Trust Company Americas

CUSIP / ISIN: 89236TAK1 / US89236TAK16

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional notes having the same ranking, interest rate basis, number of basis points to be added to or subtracted from the related interest rate basis, maturity and other terms as the Notes, as applicable, except for (1) the issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series B previously issued or issued in the future. We also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities under the indenture ranking equally with the Notes and our other Medium-Term Notes, Series B.

Book-Entry Notes and Form

The Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless the Depository discontinues providing its services as depository with respect to the Global Notes at any time and a successor depository is not obtained or unless we so determine in our sole discretion. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depository, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated May 14, 2013 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement dated as of March 2, 2012, between us and the agents named in the prospectus supplement (the “Distribution Agreement”), we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principals, the respective principal amounts of the Notes set forth below opposite their names.

Purchaser	Principal Amount of 2016 Notes	Principal Amount of 2016 Floating Rate Notes
BNP Paribas Securities Corp.	$161,250,000	$161,250,000
Citigroup Global Markets Inc.	161,250,000	161,250,000
J.P. Morgan Securities LLC	161,250,000	161,250,000
RBS Securities Inc.	161,250,000	161,250,000
Mitsubishi UFJ Securities (USA), Inc.	30,000,000	30,000,000
Mizuho Securities USA Inc.	30,000,000	30,000,000
SMBC Nikko Capital Markets Limited*	30,000,000	30,000,000
Apto Partners, LLC	7,500,000	7,500,000
Muriel Siebert & Co., Inc.	7,500,000	7,500,000
Total	$750,000,000	$750,000,000

* SMBC Nikko Capital Markets Limited is not a broker-dealer registered with the United States Securities and Exchange Commission. SMBC Nikko Capital Markets Limited will only make sales of the Notes in the United States, or to nationals or residents of the United States, through one or more registered broker-dealers in compliance with Rule 15a-6 of the Securities Exchange Act of 1934, as amended.

The Notes will not have an established trading market when issued. The Underwriters may from time to time make a market in the Notes but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for the Notes will be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the applicable public offering prices set forth on the cover page of this pricing supplement. Any Notes sold by the Underwriters to dealers may be sold at the applicable public offering prices less a concession not to exceed 0.135% of the principal amount of the 2016 Notes or the 2016 Floating Rate Notes, as applicable. The Underwriters may allow, and dealers may reallow, a concession not to exceed 0.080% of the principal amount of the 2016 Notes or the 2016 Floating Rate Notes, as applicable. After the initial offering of the Notes to the public, Citigroup Global Markets Inc., with respect to the 2016 Notes and the 2016 Floating Rate Notes, on behalf of the Underwriters, may change the public offering prices and concessions.  The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with the offering, BNP Paribas Securities Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and RBS Securities Inc., on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in the Notes in connection with the offering by selling more Notes than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of the Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

Each of the Underwriters has severally agreed that it will not offer or sell any of the Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Certain of the Underwriters and their respective affiliates have, from time to time, provided, and may in the future provide, investment banking, commercial banking and other services for the issuer in the ordinary course of business, for which they received or will receive in the future customary fees and commissions.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us or our affiliates  routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to us and our affiliates consistent with their customary risk management policies.  A typical hedging strategy would include these Underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or those of our affiliates, including potentially the Notes offered hereby.  Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. We have also agreed to reimburse each of the Underwriters for certain expenses.